Filed by Nabors Energy Transition Corp. II

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: e2Companies LLC

Commission File No.: 001-41744

8901 Quality Road, Bonita Springs, FL 34135 833-682-7273 WWW.e2companies.com

e2 Joining Forces with Nabors Industries Ltd.

Will Become a Publicly Traded Company On Nasdaq

Dear e2 Team,

I am thrilled to announce a significant milestone for e2 as we plan to become a public company and list our stock on Nasdaq. This milestone is similar to an initial public offering but is accomplished through a business combination with a special purpose acquisition company, Nabors Energy Transition Corp. II (Nasdaq: NETD). We issued a news release a short while ago to officially announce our partnership with NETD – please see the release here: https://www.businesswire.com/news/home/20250212923682/en/e2Companies-Creator-of-the-Energy-Industry%E2%80%99s-First-Virtual-Utility%C2%AE-To-Go-Public-Through-Business- Combination-with-Nabors-Energy-Transition-Corp.-II. Bloomberg also covered the news this morning – please see the story attached.

NETD is primarily sponsored by Nabors Industries Ltd. (NYSE: NBR), a leading provider of advanced technology for the energy industry and one of the world’s largest drilling rig, services and technology providers. e2 recently announced a strategic collaboration with Nabors on integrated power solutions for the oilfield and broader energy markets.

Because NETD is already publicly traded, e2 will become a public company when the business combination is complete, trading on Nasdaq under the ticker symbol “VUTL.” We expect to complete the transaction in the third quarter of 2025. We will continue to operate under the e2 name and there will be no meaningful changes to the team or how we operate day to day. It’s business as usual at e2.

With gross proceeds of this transaction to provide up to $410 million and with our commercial collaboration with Nabors, this event is expected to provide significant financial and strategic resources to accelerate our growth and scale deployment of our integrated power solutions. As a public company, we believe that we will be ideally positioned to advance our mission of designing and deploying solutions that deliver seamless energy resilience and unprecedented value for its customers.

However, as we enter this new chapter, there are some rules we must all follow. The U.S. Securities and Exchange Commission (SEC) has strict guidelines governing external communications. To avoid delays or any other repercussions the SEC might impose if we do not adhere to these rules, we must avoid speaking publicly about this process, our business metrics and financial performance outside of official company communications. Accordingly, we ask that you refrain from making statements about our company or our performance in open forums (e.g., online, to friends, on Facebook, X, LinkedIn, via email, to existing or prospective customers, etc.).

Copyright © 2025 e2Companies, LLC, All Rights Reserved. CONFIDENTIAL & PROPERIETARY	1

8901 Quality Road, Bonita Springs, FL 34135 833-682-7273 WWW.e2companies.com

You will be receiving a link to the Social Media Guidelines for this announcement via Paycor. Please review, acknowledge, and sign these guidelines ASAP.

If someone asks you about the process of going public or company fundamentals, the best response is something polite like, “We’re really proud and excited, but it’s business as usual at e2.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.” You can also direct them to our website which will contain the appropriate information about the transaction.

Should you receive any press inquiries, please forward details of the inquiry to our communications firm, ICR, at e2Companies@icrinc.com who can help handle media requests appropriately during this sensitive time. Understanding that communications are highly regulated through this process, please know that we will continue to share updates with you as we have more to report.

Please note that as a company policy, e2 team members and their family members cannot buy NETD stock on the public market. This ensures that no one is trading with material non-public information (MNPI), which would have serious ramifications for you and our company. We will follow-up with a more detailed trading policy for when the transaction closes and e2 becomes a publicly traded company.

It is an exciting time for all of us at e2 and I want to take this moment to thank you all for your hard work and dedication to our company and our mission. I look forward to keeping you apprised of our progress throughout this process.

Sincerely,

/s/ James Richmond
James Richmond
Chief Executive Officer
e2Companies

Copyright © 2025 e2Companies, LLC, All Rights Reserved. CONFIDENTIAL & PROPERIETARY	2

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the transactions contemplated by the Business Combination Agreement and Plan of Reorganization, dated February 11, 2025 (the “Transactions”), Nabors Energy Transition Corp. II (“NETD”) and e2Companies LLC (“e2”) will file with the Securities and Exchange Commission (the “SEC”) the Registration Statement on Form S-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of NETD relating to the offer of securities to be issued in connection with the Transactions, (ii) a preliminary proxy statement of NETD to be distributed to holders of NETD’s capital shares in connection with NETD’s solicitation of proxies for vote by NETD’s shareholders with respect to the Transactions and other matters described in the Registration Statement and (iii) a consent solicitation statement of e2 to be distributed to unitholders of e2 in connection with e2’s solicitation for votes to approve the Transactions. NETD and e2 also plan to file other documents with the SEC regarding the Transactions. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/consent solicitation statement/prospectus will be mailed to the shareholders of NETD and unitholders of e2. INVESTORS AND SECURITY HOLDERS OF NETD AND E2 ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and other documents containing important information about NETD and e2 once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETD may be obtained free of charge from NETD’s website at www.nabors-etcorp.com or by written request to NETD at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETD, Nabors Industries Ltd., e2 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NETD in connection with the Transactions. Information about the directors and executive officers of NETD is set forth in NETD’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 27, 2024. To the extent that holdings of NETD’s securities have changed since the amounts printed in NETD’s Annual Report on Form 10-K for the year ended December 31, 2023, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/consent solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements”. All statements, other than statements of present or historical fact included herein, regarding the Transactions, NETD’s and e2’s ability to consummate the Transactions , the benefits of the Transactions and NETD’s and e2’s future financial performance following the Transactions, as well as NETD’s and e2’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETD and e2 management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETD and e2 disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETD and e2 caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETD and e2. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to successfully or timely consummate the Transactions or to satisfy the conditions to the closing of the Transactions, including satisfaction of the minimum proceeds condition and the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the shareholders of NETD for the Transactions is not obtained; the failure to realize the anticipated benefits of the Transactions, including as a result of a delay in consummating the Transactions or difficulty in, or costs associated with, integrating the businesses of NETD and e2; the amount of redemption requests made by NETD’s shareholders; the outcome of any current or future legal proceedings or regulatory investigations, including any that may be instituted against NETD or e2 following announcement of the Transactions; the occurrence of events that may give rise to a right of one or both of NETD and e2 to terminate the definitive agreements related to the Transactions; difficulties or delays in the development of e2’s business; the risks related to the rollout of e2’s business and the timing of expected business milestones; potential benefits and commercial attractiveness to its customers of e2’s products; the potential success of e2’s marketing and expansion strategies; the effects of competition on e2’s future business; the ability of e2 to convert its currently contracted revenues from new original equipment manufacturer sales and energy service agreements into actual revenue; the ability of e2 to recruit and retain key executives, employees and consultants; and the ability of e2 management to successfully manage a public company. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETD’s expectations can be found in NETD’s periodic filings with the SEC, including NETD’s Annual Report on Form 10-K filed with the SEC on March 27, 2024 and any subsequently filed Quarterly Reports on Form 10-Q. NETD’s SEC filings are available publicly on the SEC’s website at www.sec.gov.